

Mail Stop 3030

May 31, 2017

Via E-mail
Adam C. Spice
Chief Financial Officer
MaxLinear, Inc.
5966 La Place Court, Suite 100
Carlsbad, California 92008

>   **Re: MaxLinear, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 9, 2017**
>   **Form 8-K filed May 12, 2017**
>   **File No. 001-34666**

Dear Mr. Spice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Notes to Consolidated Financial Statements

Note 3. Business Combinations, page F-17

1.   We note the references to your use of an independent valuation specialist. Please revise the disclosure in future filings to clarify the role of the valuation specialist and the extent to which management relied on his/her work. For guidance, refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Note 9. Income Taxes, page F-35

2.   We note the subsequent event disclosure of the Singapore tax incentives in your latest Form 10-Q. Please revise this note in future filings, including your next Form 10-Q, to clearly describe the tax incentives and the conditions you must meet to receive them. In those periods, if material, disclose the impact of these incentives on your effective tax rate and provide a discussion of the impact on your current and future income tax position in Management's Discussion and Analysis.

Form 8-K filed May 12, 2017

3.   Tell us when you plan to comply with Item 9.01 of Form 8-K, which requires you to file audited financial statements of Exar Corporation as well as pro forma financial information reflecting the acquisition.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney at (202) 551-3635 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery